2500 Bee Cave Road
Building One, Suite 200
Rollingwood, Texas 78746

May 25, 2022

VIA EDGAR SUBMISSION

Ms. Angela Lumley
Mr. Rufus Decker
Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    EZCORP, Inc. ("EZCORP", "our" or "we")
Form 10-K for Fiscal Year Ended September 30, 2021 (the "FY21 Form 10-K")
Filed November 17, 2021
File No. 000-19424

Dear Ms. Lumley and Mr. Decker:

We respectfully submit this response to the comment made by the Staff of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated May 12, 2022, with respect to the Staff’s review of our FY21 Form 10-K referenced above. For your convenience, we have repeated below in bold italic type the specific comment made by the Staff and have set forth our response to the comment in plain text below such comment.

Form 10-K for the Fiscal Year Ended September 30, 2021
Financial Statements
Consolidated Statements of Operations, page 40

1.	You present two amounts for revenues -- total revenues and net revenues. If total revenues represent your ASC 606 revenues, please relabel the profit measure you currently call net revenues to better reflect what it actually represents. Also, tell us whether this profit measure is fully burdened with all amounts that would be required to be included in gross profit. If it is not fully burdened, please tell us in detail how it is not. In addition, please present and discuss your ASC 606 revenues when you present and discuss your results of operations throughout your filings, such as on pages 4 and 5 of your Business section and in the Operating Results of your Management's Discussion and Analysis section.

Response:

As historically presented in our financial statements, “total revenues” includes revenues from merchandise sales, jewelry scrapping sales and other revenues that are recognized in accordance with ASC 606, and pawn service charges that are recognized in accordance with ASC 310; and “net revenues” represents total revenues minus costs directly associated with our revenue generating activities. As such, what we (and other companies with similar businesses) have referred to historically as “net revenues” is in fact a profit measure that is fully burdened.

Due to our long and consistent history of referring to “net revenues,” we believe that readers of our financial statements understand what is included in that measure. However, we acknowledge that there is diversity in practice in the use of the caption “net revenues” and that guidance propagated over time has made our use of the caption less informative. Furthermore, we acknowledge that changing the caption could lead to better comparability across industries and companies. Accordingly, we will change “net revenues” to “gross profit.” In addition, we will present and discuss our “total revenues” when we present and discuss our results of operations, throughout our filings, including the Operating Results of our Management’s Discussion and Analysis section.

We do not believe that the item identified above represents a material or misleading omission or error or has led to investor confusion. Therefore, we propose to incorporate the changes indicated above in our future filings, beginning with our next Quarterly Report on Form 10-Q for the quarter ending June 30, 2022.

We appreciate your comment and assistance in improving our disclosures. If you have any questions or need additional information, please do not hesitate to contact me directly.

Sincerely,

/s/ Timothy K. Jugmans
Timothy K. Jugmans
Chief Financial Officer
EZCORP, Inc.